Computershare
100 University Avenue, 8th floor
Toronto ON, M5J 2Y1
www.computershare.com

Date: June 10, 2016

To: All Canadian Securities Regulatory Authorities

Subject: LINGO MEDIA CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	July 05, 2016
Record Date for Voting (if applicable) :	July 05, 2016
Beneficial Ownership Determination Date :	July 05, 2016
Meeting Date :	August 09, 2016
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:	
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	535744106	CA5357441065

Sincerely,

Computershare
Agent for LINGO MEDIA CORPORATION